SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

NBCI Automatic Common Exchange Security Trust
(Name of Issuer)

$5.90 Trust Automatic Common Exchange Securities
(Title of Class of Securities)

62873C206
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut 06836-2571, Tel:
(203) 862-8000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 11)

                                  SCHEDULE 13D

Page 11 of 11

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  147,500

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  147,500

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  147,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.8%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  147,500

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  147,500

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  147,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.8%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  147,500

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  147,500

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  147,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.8%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

15.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

16.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

17.      SEC USE ONLY

18.      SOURCE OF FUNDS*
                  OO

19. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

20.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

21.      SOLE VOTING POWER
                  147,500

22.      SHARED VOTING POWER
                  0

23.      SOLE DISPOSITIVE POWER
                  147,500

24.      SHARED DISPOSITIVE POWER
                  0

25.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  147,500

26.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

27.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.8%

28.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the $5.90 Trust Automatic Common Exchange Securities ("Trust Common Exchange Stock") of NBCI Automatic Common Exchange Security Trust (the "Issuer"). The Issuer's principal executive office is located c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

ITEM 2.  Identity and Background

         (a)-(c)  and (f) The names of the  persons  filing  this  statement  on
Schedule 13D (the "Reporting Persons") are:

         - Paloma International L.P., a Delaware limited partnership ("Paloma International"). Paloma International holds the shares of Trust Common Exchange Stock beneficially owned by it through its subsidiary, Sunrise Partners L.L.C. a Delaware limited liability company ("Sunrise").
Latitude L.L.C., a Delaware limited liability company ("Latitude"), is the general partner of Paloma International.

         - Amaranth L.L.C., a Delaware limited liability company ("Amaranth"). The managing member of Amaranth is Amaranth Advisors, L.L.C.("Amaranth Advisors"), a Delaware limited liability company. Amaranth holds the shares of Trust Common Exchange Stock beneficially owned by it.

         - S. Donald Sussman, an individual and a citizen of the United States ("Sussman"). Sussman may be deemed to beneficially own the shares of Trust Common Exchange Stock held by Paloma International as a result of being a managing member of Latitude. Sussman expressly disclaims equitable ownership of and pecuniary interest in any Trust Common Exchange Stock.

         - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Maounis may be deemed to beneficially own the shares of Trust Common Exchange Stock held by Amaranth as a result of being the managing member of Amaranth Advisors. Maounis expressly disclaims equitable ownership of and pecuniary interest in any Trust Common Exchange Stock.

         Paloma International, Latitude, Sussman, Amaranth, Amaranth Advisors and Maounis.

         The business addresses of Paloma International, Latitude, Sussman, Amaranth, Amaranth Advisors, and Maounis are 2 American Lane, Greenwich, Connecticut 06836-2571.

         The principal business of Paloma International is that of a private investment company engaged in the purchase and sale of securities for its own account.

         The principal business of Latitude is serving as the general partner of Paloma International.

         Sussman's principal occupation is serving as a managing member of Latitude and being an investment adviser.

         The principal business of Amaranth is that of a private investment company engaged in the purchase and sale of securities for its own account.

         The principal business of Amaranth Advisors is serving as the managing member of Amaranth.

         Maounis's principal occupation is serving as the managing member of Amaranth Advisors.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that on September 2, 1997, the Securities and Exchange Commission simultaneously instituted and settled an administrative proceeding involving Sussman. The Order made the following findings, which Sussman neither admitted nor denied. Sussman failed to disclose
(i) a potential conflict of interest in a real estate transaction, and (ii) the modest effect on a fund's performance of the deferred payment of certain expenses. The Order requires Sussman to cease and desist from future violations of Section 206(2) of the Investment Advisers Act of 1940 and imposes a civil penalty of $40,000.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Paloma International in making its purchases of the shares of Trust Common Exchange Stock beneficially owned by the Reporting Persons are:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,162,508

         The source and amount of funds used by Amaranth in making its purchases of the shares of Trust Common Exchange Stock beneficially owned by the Reporting Persons are:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,229,776

ITEM 4.  Purpose of Transaction.

         Paloma International (through its subsidiary, Sunrise) and Amaranth acquired the Trust Common Exchange Stock beneficially owned by them in the ordinary course of purchasing and selling securities for their own respective accounts. Latitude acted as general partner of Paloma International in making the purchases of the Trust Common Exchange Stock beneficially owned by Paloma International. Amaranth Advisors acted as managing member to Amaranth in making the purchases of the Trust Common Exchange Stock beneficially owned by it. Sussman and Maounis each expressly disclaims equitable ownership of and pecuniary interest in any Trust Common Exchange Stock.

         Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Trust Common Exchange Stock or related securities or may dispose of all or a portion of the Trust Common Exchange Stock or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own an aggregate of 295,000 shares of Trust Common Exchange Stock held outright (23.6% of the aggregate Trust Common Exchange Stock outstanding).

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Trust Common Exchange Stock beneficially owned by it.

         (c) The following transactions were effected by Paloma International during the past sixty (60) days:

                                            Approx. Price per
                           Amount of Shs.   Share (excl. of
Date              Security Bought (Sold)    commissions)
----              -------- -------------    ------------------

11/14/00            Trust           50,000              $16.000
                    Common
                    Exchange
                    Stock

12/5/00             Trust           97,500              $13.889
                    Common
                    Exchange
                    Stock

         The above transactions were effected by Paloma International on the New York Stock Exchange

         The following transaction was effected by Amaranth during the past sixty (60) days:
                                            Approx. Price
                                            Per Share
                           Amount of Shs.   excl. of
Date              Security Bought (Sold)    commissions)
----              -------- -------------    ------------

12/5/00  Trust                      82,500           $13.889
                  Common
                  Exchange
                  Stock

         The above transaction was effected by Amaranth on the New York Stock Exchange.

         No other transactions with respect to the Trust Common Exchange Stock that are required to be reported on Schedule 13D were effected by the Reporting Persons during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Not applicable.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:            December 18, 2000

                  PALOMA INTERNATIONAL L.P.

                           By: Latitude L.L.C.,
                               as General Partner


                                    By: /s/ Michael J. Berner
                                        ----------------------
                                            Michael J. Berner
                                            Vice President



                  /s/ S. Donald Sussman
                  -----------------------------------------------------
                  S. Donald Sussman


                  AMARANTH L.L.C.
                           By: Amaranth Advisors, L.L.C.,
                                    as Managing Member


                                    By: /s/ Michael J. Berner
                                        ----------------------
                                            Michael J. Berner
                                            Vice President



                  /s/ Nicholas M. Maounis
                  -----------------------------------------------------
                           Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Trust Common Exchange Stock of NBCI Automatic Common Exchange Security Trust dated December 18, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:            December 18, 2000

                  PALOMA INTERNATIONAL L.P.

                           By: Latitude L.L.C.,
                               as General Partner


                                    By: /s/ Michael J. Berner
                                        ----------------------
                                            Michael J. Berner
                                            Vice President



                  /s/ S. Donald Sussman
                  -----------------------------------------------------
                  S. Donald Sussman



                  AMARANTH L.L.C.
                           By: Amaranth Advisors, L.L.C.,
                                    as Managing Member


                                    By: /s/ Michael J. Berner
                                        ----------------------
                                            Michael J. Berner
                                            Vice President



                  /s/ Nicholas M. Maounis
                  -----------------------------------------------------
                  Nicholas M. Maounis